SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549
                                 SCHEDULE 13D
                                Amendment No. 5

                  Under the Securities Exchange Act of 1934

                           PETRIE STORES CORPORATION
                                (Name of Issuer)
                   Common Stock, par value $1.00 per share
                       (Title of Class and Securities)

                                  716434-10-5
                       (CUSIP Number of Class of Securities)

                                 Peter A. Left
                      Vice Chairman, Chief Operating Officer,
                       Chief Financial Officer and Secretary
                              Petrie Stores Corporation
                                70 Enterprise Avenue
                              Secaucus, New Jersey 07084
                                  201-866-3600
               (Name, Address and Telephone Number of Person Authorized
                         to Receive Notices and Communications)

                                   Copy to:

                               Alan C. Myers, Esq.
                         Skadden, Arps, Slate, Meagher & Flom
                                  919 Third Avenue
                              New York, New York  10022
                                  (212) 735-3000

                                 November 3, 1994
                          (Date of Event which Requires
                            Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
          box:                                               ___
                                                            |___|
          Check the following box if a fee is being paid with this
          statement:                                         ___
                                                            |___|

                                 SCHEDULE 13D

           CUSIP NO. 716434-10-5

           1   NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Estate of Milton Petrie
                             ###-##-####

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6  CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York

                                       7   SOLE VOTING POWER
                                              28,111,274
                 NUMBER OF
                  SHARES               8   SHARED VOTING POWER
                 BENEFICIALLY
                 OWNED BY                          -0-
                   EACH
                 REPORTING             9   SOLE DISPOSITIVE POWER
                  PERSON                      28,111,274
                  WITH

                                      10    SHARED DISPOSITIVE POWER
                                                  -0-

           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      28,111,274

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         ( )

           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                         60.1%

           14  TYPE OF REPORTING PERSON*
                         OO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

               This statement on Schedule 13D amends and supplements the statement on Schedule 13D (the
          "Statement") filed with the Securities and Exchange Commission by the decedent, Milton Petrie, in connection with the ownership by his Estate of shares of common stock, par value $1.00 per share (the "Common Stock"), of Petrie Stores Corporation, a New York corporation (the "Company"). Unless otherwise defined herein capitalized terms shall have the meanings ascribed to them in the Statement.

               Item 2.   Identity and Background

               Item 2 is hereby amended and restated to be and read in its entirety as follows:

               This statement is filed on behalf of the Estate of Milton Petrie (the "Estate"). The business address of the Estate is c/o Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, NY 10002, Attention:
          Jonathan Koslow, Esq.

               Pursuant to the Preliminary Letters Testamentary, issued on November 14, 1994, the Estate is administered by eight executors: Joseph H. Flom, Hilda Kirschbaum Gerstein, Jerome A. Manning, Bernard Petrie, Carroll Petrie, Dorothy Fink Stern, Laurence A. Tisch and David Zack. A copy of the Preliminary Letters Testamentary is filed as Exhibit I to this Statement and is incorporated herein by reference.

               Mr. Flom is an attorney and a partner in Skadden, Arps, Slate, Meagher & Flom, a law firm and counsel to the Company. His principal business address is Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, New York 10022.

               Ms. Gerstein is the Vice Chairman of the Company.
          Her principal business address is Petrie Stores
          Corporation, 70 Enterprise Avenue, Secaucus, New Jersey
          07084. Ms. Gerstein owns, in her own capacity, 293,878 shares of Common Stock.

               Mr. Manning is an attorney and a partner in Stroock, Stroock & Lavan, a law firm. His principal business address is Stroock, Stroock & Lavan, 7 Hanover Square,
          New York, New York  10004.

               Mr. Bernard Petrie, the son of Milton Petrie, is an attorney. His principal business address is Law Offices of Bernard Petrie, 633 Battery Street, San Francisco, California 94111. Mr. Bernard Petrie owns, in his own capacity, 34,800 shares of Common Stock.

               Mrs. Petrie, the wife of Milton Petrie at the time of his death, is a private investor and philanthropist. Her principal business address is 834 Fifth Avenue, New York, New York 10021. Mrs. Petrie owns, in her own capacity, 6,380 shares of Common Stock.

               Ms. Stern, formerly the Company's Executive Vice
          President, is a consultant to the Company. Her principal business address is 303 East 57th Street, New York, New
          York 10022. Ms. Stern owns, in her own capacity, 182,091 shares of Common Stock.

               Mr. Tisch is Chairman of the Board of Directors and Co-Chief Executive Officer of Loews Corporation, and Chairman of the Board, President and Chief Executive Officer of CBS Inc. His principal business address is CBS Network, 51 West 52nd Street, 35th Floor, New York, New York 10019. Mr. Tisch owns, in his own capacity, 1,000 shares of Common Stock.

               Mr. Zack is an accountant and a former partner in David Berdon & Co., an accounting firm. His principal business address is David Berdon & Co., 415 Madison
          Avenue, New York, New York  10017-1178.

               During the past five years, none of Mr. Flom, Ms. Gerstein, Mr. Manning, Mr. Bernard Petrie, Mrs. Petrie, Ms. Stern, Mr. Tisch and Mr. Zack has been convicted in a criminal proceeding, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

               Mr. Flom, Ms. Gerstein, Mr. Manning, Mr. Bernard
          Petrie, Mrs. Petrie, Ms. Stern, Mr. Tisch and Mr. Zack are citizens of the United States.

               Item 3.   Source and Amount of Funds or Other
          Consideration.

               Item 3 is hereby amended and supplemented by adding the following:

               The shares of Common Stock of the Company which are the subject of this Schedule 13D devolved to the Estate, without consideration, as a result of the death of Milton Petrie on November 6, 1994.

               Item 4.  Purpose of Transaction.

               Item 4 is hereby amended and restated to be and read in its entirety as follows:

               On April 20, 1994, Milton Petrie, by act of his attorneys-in-fact, entered into a Voting Agreement and Proxy (the "Toys Voting Agreement") with Toys "R" Us, Inc., a Delaware corporation ("Toys"), pursuant to which Mr. Petrie agreed to vote the Common Stock held by him in favor of the transactions (collectively, the "Transaction") contemplated by the Acquisition Agreement, dated as of April 20, 1994 and amended as of May 10, 1994 (the "Acquisition Agreement"), between the Company and Toys. Mr. Petrie also granted to Toys an irrevocable proxy to vote his Common Stock in favor of the Transaction. The Toys Voting Agreement contains restrictions on, among other things, Mr. Petrie's ability to dispose of or pledge his Common Stock. Pursuant to the Acquisition Agreement, the Company agreed to exchange with Toys all of the shares of common stock, par value $.10 per share (the "Toys Common Stock"), of Toys held by the Company and certain subsidiaries of the Company (currently, approximately 39.9 million shares) and cash (presently, estimated to be approximately $180 million) for a number of shares of Toys Common Stock equal to (i) the number of shares of Toys Common Stock held by the Company, less approximately 3.3 million shares of Toys Common Stock, plus (ii) such amount of cash divided by the market value of a share of Toys Common Stock (the "Exchange"). The closing of the Exchange is conditioned upon, among other things; (i) the approval thereof by the holders of two-thirds of the outstanding Common Stock;
          (ii) the consummation of the disposition of the Company's retail operations; and (iii) the reasonable determination by Toys that it will not become responsible for any liabilities of the Company as a consequence of the consummation of the Transaction. The Exchange may be terminated if it is not consummated by January 28, 1995. After the closing of the Exchange and the disposition of the Company's retail operations, the Company will liquidate and distribute to its shareholders the shares of Toys Common Stock received in the Exchange, except an amount to be held in a liquidating trust established to provide for the Company's contingent liabilities as of the time of the liquidation and dissolution of the Company.

               On August 23, 1994, Milton Petrie, by act of his attorneys-in-fact, entered into a Voting Agreement and Proxy (the "WP Voting Agreement") with WP Investors,
          Inc., a Delaware corporation ("WP Investors"), pursuant to which Mr. Petrie agreed to vote the Common Stock held by him, or execute a consent with respect to such Common
          Stock, in favor of the transactions contemplated by the Stock Purchase Agreement, dated as of August 23, 1994, between the Company and WP (the "Stock Purchase Agreement"). Milton Petrie, by act of his attorneys-in-fact, also granted to WP Investors an irrevocable proxy to vote his Common Stock in favor of the transactions contemplated by the Stock
          Purchase Agreement. The WP Voting Agreement contains restrictions on, among other things, Mr. Petrie's ability to dispose of or pledge his Common Stock. Pursuant to the Stock Purchase Agreement, as amended as of November 3, 1994, WP and one or more of its non-affiliated designees (collectively, the "Buyer") will purchase the shares of common stock (the
          "Stock Purchase") in a Delaware subsidiary of the Company ("Retail Holding Company"), to which all of the retail operations of the Company will have been transferred prior to the closing date of the Stock Purchase. The purchase price will be $190 million in cash (the
          "Purchase Price"). The closing of the Stock Purchase is conditioned upon, among other things, (i) the Buyer having available to it for draw the financing contemplated by a commitment letter, dated as of November
          3, 1994 (the "Commitment Letter"), by and among Buyer, WP Investors, Warburg Pincus Investors, L.P., Chemical Bank,
          The Chase Manhattan Bank, N.A., Chemical Securities, Inc.
          and Chase Securities, Inc., and all conditions to the obligations of the lenders thereunder having been satisfied or waived, substantially on the terms contemplated thereby; provided, however, that Buyer shall not be entitled to rely on this condition as grounds for not consummating the Stock Purchase if Buyer shall not have satisfied its covenants with respect to the Commitment Letter; (ii) the Buyer being reasonably satisfied that the Company shall have made or shall make adequate provision for its remaining liabilities and obligations, including the amount to be held in escrow and trust in connection with the Company's liquidation;
          (iii) Retail Holding Company and its subsidiaries, or a subsidiary of Buyer which agrees to be bound by the terms of the Stock Purchase Agreement, as applicable, having and immediately following the closing of the Stock
          Purchase continuing to have, on a consolidated basis, a minimum net worth of not less than $150,000,000 as determined in accordance with GAAP, but excluding goodwill; and (iv) the approval of the Stock Purchase by the holders of two-thirds of the Company's outstanding
          Common Stock. As part of the Stock Purchase, Buyer will assume a substantial portion of the Company's liabilities and the Company will retain certain contingent liabilities. The Stock Purchase may be terminated if it is not consummated by January 31, 1995.

               In connection with the execution of Amendment No. 1 to the Stock Purchase Agreement, dated as of November 3, 1994 ("Amendment No. 1"), between the Company and WP Investors, Milton Petrie, by act of his attorneys-in-fact, and WP Investors, executed a Confirmation Agreement, dated as of November 3, 1994 ("Confirmation Agreement"), to provide, among others, that all references to the Stock Purchase Agreement in the WP Voting Agreement shall be deemed to refer to the Stock Purchase Agreement as amended by Amendment No. 1 and that, except as provided in the Confirmation Agreement, following the execution of the Confirmation Agreement, the WP Voting Agreement shall remain unchanged and in full force and effect.

               On November 6, 1994, Milton Petrie died and, as a result, his Common Stock devolved, without consideration, to the Estate. Both the Toys Voting Agreement and the WP Voting Agreement provide that the irrevocable proxies granted thereby shall survive the death of Mr. Petrie, and accordingly remain in full force and effect.

               Except as set forth in this Item 4, the Toys Voting Agreement, the WP Voting Agreement and the Confirmation Agreement, the Estate does not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
          Schedule 13D. The Estate reserves the right to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company to the extent deemed advisable in light of general investment policies, market conditions and other factors.

                A copy of the Toys Voting Agreement was previously filed as an exhibit to this Statement and is incorporated herein by reference. A copy of the Toys Agreement was previously filed as an exhibit to this Statement and is incorporated herein by reference. A copy of the WP Voting Agreement was previously filed as an exhibit to this Statement and is incorporated herein by reference.
          A copy of the Stock Purchase Agreement was previously filed as an exhibit to this Statement and is incorporated herein by reference. A copy of the Confirmation Agreement is filed as Exhibit J to this Statement and is incorporated herein by reference. A copy of Amendment No. 1 is filed as Exhibit K to this Statement and is incorporated herein by reference.

          Item 5.   Interest and Securities of the Issuer.

               Item 5 is hereby amended and restated to be and read in its entirety as follows:

               (a)-(b) The Estate beneficially owns, and has the sole power to vote and dispose of, 28,111,274 shares of the Common Stock, constituting 60.1% of the 46,838,776 shares of Common Stock that were issued and outstanding as of October 31, 1994. Such amounts do not include any Common Stock owned by the executors of the Estate in their individual capacity. Each of the executors disclaims beneficial ownership of the Common Stock held by the Estate. The executors of the Estate share equally the power to dispose of, and vote, the Common Stock held by the Estate.

               (c) Other than the devolvement of the Common Stock to the Estate following the death of Milton Petrie on November 6, 1994, neither Mr. Petrie nor the Estate has effected any transaction in the Common Stock during the past 60 days.

          (d)-(e)   Inapplicable.

          Item 6.  Contracts, Agreements, Underwritings or
          Relationships with Respect to Securities of the Issuer.

               Item 6 is hereby amended and restated to be and read in its entirety as follows:

               On April 20, 1994, Milton Petrie entered into the Toys Voting Agreement. The Toys Voting Agreement was executed on behalf of Mr. Petrie by his attorneys-in-fact, pursuant to a power of attorney ("Power of Attorney") granted on March 15, 1983 to each of Bernard Petrie, Joseph H. Flom, Jerome A. Manning and Albert Ratner (the "Attorneys-In-Fact"). A copy of the Toys Voting Agreement was previously filed as an exhibit to this Statement and is incorporated herein by reference. The Power of Attorney was previously filed as an exhibit to this Statement and is incorporated herein by reference.

               On August 23, 1994, Milton Petrie entered into the WP Voting Agreement. The WP Voting Agreement was executed on behalf of Mr. Petrie by the Attorneys-In-Fact. A copy of the WP Voting Agreement was previously filed as an exhibit to this Statement and is incorporated herein by reference.

               On November 3, 1994, Milton Petrie, by act of the
          Attorneys-In-Fact, executed the Confirmation Agreement.
          A copy of the Confirmation Agreement is filed as Exhibit J to this Statement and is incorporated herein by reference.

               Pursuant to Milton Petrie's will, the executors of the Estate share equally the power to dispose of, and vote, the Common Stock held by the Estate. There is no understanding among the executors with respect to the voting of the Common Stock held by them in their individual capacities.

          Item 7.   Material to be Filed as Exhibits.

               Item 7 is hereby amended and supplemented by adding the following exhibits:

          Exhibit I           Preliminary Letters Testamentary,
                              issued on November 14, 1994.

          Exhibit J           Confirmation Agreement, dated as of
                              November 3, 1994, between Milton
                              Petrie and WP Investors, Inc.

          Exhibit K           Amendment No. 1 to Stock Purchase
                              Agreement, dated as of November 3,
                              1994, between Petrie Stores
                              Corporation and WP Investors, Inc.


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

          Dated:  November 22, 1994

                                   ESTATE OF MILTON PETRIE

                                   By:  /s/ JOSEPH H. FLOM
                                        Joseph H. Flom
                                        Executor

                                   By:        *
                                        Hilda Kirschbaum Gerstein
                                        Executor

                                   By:        *
                                        Jerome A. Manning
                                        Executor

                                   By:        *
                                        Bernard Petrie
                                        Executor

                                   By:        *
                                        Carroll Petrie
                                        Executor

                                   By:        *
                                        Dorothy Fink Stern
                                        Executor

                                   By:        *
                                        Laurence A. Tisch
                                        Executor

                                   By:        *
                                        David Zack
                                        Executor

          * By: /s/ JOSEPH H. FLOM
               Joseph H. Flom
               Attorney-in-fact


          Date: November 22, 1994



                                    EXHIBIT INDEX

          Exhibit                                                     Page

          I Preliminary Letters Testamentary, issued on November 14, 1994.

          J         Confirmation Agreement, dated as of
                    November 3, 1994, between Milton Petrie
                    and WP Investors, Inc.

          K Amendment No. 1 to Stock Purchase Agreement, dated as of November 3, 1994, between Petrie
                    Stores Corporation and WP Investors, Inc.